CAPITAL PRODUCT PARTNERS L.P. SCHEDULES FOURTH QUARTER 2014
EARNINGS RELEASE, CONFERENCE CALL AND WEBCAST

ATHENS, GREECE -- (Marketwired) – [01/23/15] -- Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international diversified shipping partnership, announced today that before the NASDAQ market opens on Friday, January 30, 2015, it will release financial results for the fourth quarter ended December 31, 2014.

On the same day, Friday, January 30, 2015, the Partnership will host an interactive conference call at 10:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until February 6, 2015 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Repsol Trading S.A. (‘Repsol’), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
Tel. +30 (210) 4584950	Capital Link, Inc. (New York)
E-mail: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital GP L.L.C.
Jerry Kalogiratos, Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com